    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 29, 1999
                                                      REGISTRATION NO. 333-85675

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                                   -----------

                                YOUBET.COM, INC.
             (Exact name of registrant as specified in its charter)


                  DELAWARE                              95-4627253
      (State or other jurisdiction of                (I.R.S. Employer
       incorporation or organization)             Identification Number)

                       1950 SAWTELLE BOULEVARD, SUITE 180
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 444-3300

           (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                 ROBERT M. FELL
                             CHIEF EXECUTIVE OFFICER
                         1950 SAWTELLE BLVD., SUITE 180
                          LOS ANGELES, CALIFORNIA 90025
                                 (310) 444-3300
       (Name, address, including zip code, and telephone number, including area code, of agent of service)

                                   -----------

                                   Copies to:

                              GARY N. JACOBS, ESQ.
                       CHRISTENSEN, MILLER, FINK, JACOBS,
                           GLASER, WEIL & SHAPIRO, LLP
                      2121 AVENUE OF THE STARS, 18TH FLOOR
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 553-3000

         Approximate date of commencement of proposed sale to the public: From time to time after the later of: the date this registration statement becomes effective and December 11, 1999, as determined by market conditions and other factors.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number on the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                   -----------

                        Calculation of Registration Fees

- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                        Proposed          Proposed maximum
          Title of each class of                 Amount to          maximum offering     aggregate offering         Amount of
        securities to be registered          be registered (1)     price per unit (2)        price (2)          registration fee (3)
- -------------------------------------------  ------------------  ---------------------- ----------------------  --------------------
 Common Stock, par value $.001 per share.     7,834,179 shares           $7.25               $56,797,797              $15,869.72
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------



(1) Includes 4,550,000 shares issuable upon conversion of the 11% Senior Convertible Discount Notes at the conversion price of $10 per shares as of April 5, 2001, 1,479,729 shares issuable upon exercise of outstanding warrants and 1,804,450 shares of common stock.

(2) Estimated solely for purposes of calculating the registration fee on the basis of the average high and low sale price of the common stock on the Nasdaq National Market on September 27, 1999.

(3) Includes $9,351.23 previously paid by the registrant in connection with the registration of 4,600,000 shares of common stock at a proposed maximum offering price per unit of $7.3125 pursuant to the Registration Statement filed on August 20, 1999 and $6,518.49 paid in connection with the registration of an additional 3,234,179 shares of common stock at a proposed maximum offering price per unit of $7.25 registered pursuant to this Amendment No. 1 to the Registration Statement.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 1999



The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.
This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.



                                YOUBET.COM, INC.

                                7,834,179 SHARES

                                  COMMON STOCK

         Certain selling stockholders are offering up to 4,550,000 shares of common stock issuable on the conversion of the principal amount and interest on our 11% Senior Convertible Discount Notes due in 2004. In addition, certain other selling stockholders are offering up to 1,479,729 shares of common stock on the exercise of outstanding stock purchase warrants. Certain other selling shareholders are offering outstanding shares of common stock. Youbet.com will not receive any proceeds from the offering. However, to the extent selling stockholders convert their 11% Senior Convertible Discount Notes to common stock or exercise stock purchase warrants, Youbet.com will be released from obligations under such notes or may receive proceeds from the exercise of warrants, except in such cases where the warrants have "cashless" exercise features and such features are invoked.

         Youbet.com's common stock is currently traded on the Nasdaq National Market under the symbol "UBET." The closing sale price for Youbet.com's common stock on September 27, 1999 on the Nasdaq National Market was $6.8125 per share.

                                   -----------

             INVESTING IN YOUBET.COM'S COMMON STOCK INVOLVES RISKS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.




         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                                   -----------




               THE DATE OF THIS PROSPECTUS IS SEPTEMBER __, 1999.

                                TABLE OF CONTENTS

                                                                                                                               PAGE
Prospectus Summary..........................................................................................................    2
Risk Factors................................................................................................................    4
Use of Proceeds.............................................................................................................   13
Selling Stockholders........................................................................................................   13
Plan of Distribution........................................................................................................   13
Legal Matters...............................................................................................................   15
Experts.....................................................................................................................   15
Indemnification.............................................................................................................   15
Incorporation of Documents by Reference.....................................................................................   16
Available Information.......................................................................................................   16


                               PROSPECTUS SUMMARY

         BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND THE RELATED NOTES WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                                   YOUBET.COM

         Youbet.com intends to establish itself as the leading global brand name for online live event wagering. Wagering on live events such as horse track racing, car racing, soccer, football, etc., is a large industry. Youbet.com has focused its efforts primarily on the United States horse track racing industry and believes that its principal product, the You Bet Network, is currently the only legal system available for online wagering in the United States. Youbet.com intends to pursue an aggressive marketing program to build a horse track racing subscriber base and brand awareness in the United States. At the same time, Youbet.com plans to pursue the much larger opportunities for live event wagering offered in international markets.

         Youbet.com believes that online communication is an ideal medium for live event wagering. First, online communication allows bettors instant access to vast amounts of historical performance data used in assessing potential wagers. Second, online communication offers the ability to sort and analyze such data in ways and at speeds that are unachievable manually. Third, online communications technology allows wagers to be placed from virtually any location within a jurisdiction where wagering is legal, thus freeing bettors from traditional site-specific wagering locations. In addition, the speed of electronic communications allows wagers to be placed and acknowledged in seconds. This represents a dramatic improvement over alternative methods such as standing in line at an event venue or waiting on the telephone for a voice transaction. This shortening of response time is critically important in wagering, since it allows bettors to place their wager seconds before the closing of the wagering pool. Finally, online technologies such as streaming audio and video allow an event to be displayed in real time on a user's PC as it is actually occurring, thereby allowing the user to experience the event without actually attending in person. For these reasons, Youbet.com believes that the online-capable PC is the ideal appliance for wagering.

         Youbet.com has chosen to focus initially on horse track racing in the United States because it is the most widely permitted form of live event wagering. General sports wagering is legal only in Nevada and to persons physically located in Nevada. Such wagers may not be taken (by phone or otherwise) from any bettor outside Nevada. In contrast, 42 states permit pari-mutuel wagering on horse track racing. Furthermore, certain states provide for "account wagering" where wagers on horse races are taken from out-of-state bettors, with wins and losses settled in an account maintained for the bettor by a licensed wagering entity located in the host state. It is this account wagering activity which forms the core of Youbet.com's United States business.

         Youbet.com's initial product, the You Bet Network, is a PC-based system which utilizes the communications backbone of the Internet and a closed-loop private network with Internet access to provide up-to-the minute detailed information on races taking place at horse tracks nationwide and at selected international venues. Youbet.com also delivers a live simulcast of selected horse races directly to the subscriber's computer. In addition, subscribers can use the You Bet Network to fill out an electronic wagering ticket with a brief series of mouse-clicks and transmit this information electronically to an account wagering entity. Youbet.com currently has an account wagering agreement with Mountain Laurel Racing, Inc., and Washington Trotting Association, Inc., both of which are subsidiaries of Ladbroke USA (collectively "Ladbroke"). Ladbroke accepts and processes wagers into the particular horse track pari-mutuel pool from its hub in Pennsylvania. Youbet.com transmits electronic information related to wagers to Ladbroke from the 40 states where Ladbroke currently accepts telephone wagers. After processing the wager, Ladbroke sends an electronic confirmation to the bettor through the You Bet Network. The time for the entire process from information submission to acknowledgment is usually less than three seconds.

         Youbet.com does not actually accept or place any wagers. Wagers are accepted and placed only by a state licensed wagering facility, currently Ladbroke. Youbet.com's role in the wagering process is limited to transmitting information related to the wagers to and from the licensed wagering facility.

         Youbet.com is not aware of any United States based competitor currently offering another online or Internet-based wagering product for horse track racing, and the only competitor of which it is aware has launched a cable TV product on a C-band cable network. This competitor allows for phone wagering in three states and has announced plans for a PC based product late in 1999. Youbet.com believes that it has a lead time advantage in the United States horse track racing market. Youbet.com intends to significantly increase its marketing expenditures in order to further develop the "Youbet.com" brand name and increase its subscriber base before any competitor has an opportunity to establish a rival product.

         Youbet.com currently derives revenue from the You Bet Network in three ways. First, it charges a monthly subscription fee, currently $5.95 per month. Second, it receives a fee from Ladbroke equal to fifty percent (50%) of the net commissions to Ladbroke derived from wagers placed by Youbet.com subscribers. Third, it receives revenue from the sale of handicapping information.

         Youbet.com believes its opportunities internationally are dramatically larger and less restricted than in the United States. Youbet.com believes that sports wagering on live events is legal in most parts of Europe, Asia, Australia and Latin America and that wagering on horse track racing is also legal in most jurisdictions. In many of these jurisdictions, such as Hong Kong and Japan, the annual amount wagered on horse track racing per capita is several times larger than is wagered in the United States. Youbet.com also believes that it has a significant opportunity overseas because overseas markets have embraced Internet gaming to a greater degree than the United States. While there are significantly more wagering competitors overseas, Youbet.com believes that the market is large enough to support many competitors profitably.

         Youbet.com's goal is to be the dominant global brand for online live event wagering. Youbet.com believes that it must significantly increase expenditures on marketing in order to maximize consumer awareness and increase the size of its subscriber base before its competitors can respond. To fund this marketing program, Youbet.com has recently raised significant new capital, and will use such capital primarily for marketing. In addition, Youbet.com intends to establish strategic relationships with important partners, including content, Internet and telecommunications providers.

         Youbet.com's executive offices are located at 1950 Sawtelle Boulevard, Suite 180, Los Angeles, CA 90025. Youbet.com's telephone number is (310) 444-3300 and its World Wide Web site is http://www.youbet.com. INFORMATION CONTAINED IN YOUBET.COM'S WEB SITE SHOULD NOT BE CONSIDERED A PART OF THIS PROSPECTUS.

                                  THE OFFERING


Common Stock outstanding(1)................................... 19,121,288 shares
Common Stock offered..........................................  7,834,179 shares
Common Stock to be outstanding after the offering(2).......... 24,511,394 shares
Common Stock fully diluted after the offering(3).............. 32,350,550 shares
Use of Proceeds............................................... Youbet.com will not receive any of the proceeds from the offering.  However, to the extent selling stockholders convert their 11% Senior Convertible Discount Notes to common
                                                               stock or exercise stock purchase warrants, Youbet.com will be released from obligations under such notes or may receive proceeds from the exercise of warrants, except in such cases where the warrants have "cashless" exercise features and such features are invoked. See "Use of Proceeds."
Market Symbol................................................. UBET


(1) As of August 31, 1999

(2) Assumes that the selling stockholders convert all of their 11% Senior Convertible Discount Notes and exercise all of their warrants within 60 days of August 31, 1999.

(3) Assumes the conversion of all 11% Senior Convertible Discount Notes and the exercise of all outstanding warrants and stock options within 60 days of August 31, 1999.


                                  RISK FACTORS

         THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE DECIDING WHETHER TO INVEST IN SHARES OF COMMON STOCK OF YOUBET.COM. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS REFER TO FUTURE PLANS AND MAY USE WORDS SUCH AS "EXPECT," "INTEND," "ANTICIPATE" AND "PLAN". ANY SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY UNCERTAINTIES AND OTHER FACTORS.

               RISKS RELATED TO WAGERING STATUTES AND REGULATIONS

LEGAL ISSUES CONCERNING ONLINE WAGERING MAY ADVERSELY AFFECT YOUBET.COM

         To the extent that Youbet.com's facilities are used by subscribers to place intrastate or interstate wagers or Youbet.com receives commissions derived from such wagers, various federal and state statutes and regulations could have a direct and material adverse effect on Youbet.com's business and indirectly could have a material adverse effect on the public's demand for Youbet.com's services. Gaming activities are subject to extensive statutory and regulatory regulation by both state and federal authorities, and are likely to be significantly affected by any changes in the political climate and changes in economic and regulatory policies. Such effects could be materially adverse to Youbet.com.

         All 50 states currently have statutes or regulations regarding gaming activities, and three states have no gaming at all. In most states it is illegal to place or accept a wager, with specific state-by-state statutory exceptions. For example, pari-mutuel wagering of some kind is permitted in 42 states. Eight of these 42 states have statutes which provide for account wagering, and five of these eight states allow accounts for pari-mutuel wagers to be established from bettors outside of their state. The adoption of laws or regulations affecting pari-mutuel wagering or adoption of anti-pari-mutuel wagering policies by any jurisdiction could have a material adverse effect on Youbet.com's business.

         The Federal Interstate Wire Act contains provisions which make it a crime for anyone in the business of gaming to use a telephone line or other wire communication facility in interstate or foreign commerce to transmit information assisting in the placing of wagers, unless the wagering is legal in the jurisdictions from which and into which the transmission is made. Other federal laws impacting gaming activities include the Interstate Horse Racing Act, the Interstate Wagering Paraphernalia Act, the Travel Act and the Organized Crime Control Act. The National Gambling Impact Study Commission released its final report and recommendations on June 18, 1999. Certain recommendations in that report could form the basis for new anti-gaming (including anti-online-gaming) laws or regulations that could have a material adverse effect on Youbet.com's business. Other governmental and quasi-governmental bodies are reviewing interstate and interactive wagering, and may reach influential anti-gaming conclusions that could form the basis for new laws, regulations, or enforcement policies that could have a material adverse effect on Youbet.com's business.


         Federal legislation has been proposed which could limit either the intrastate or interstate activities Youbet.com engages in or the type of activities associated with intrastate or interstate wagering. Any change in either the substance or the enforcement of the applicable rules and regulations in these areas could have an adverse effect on Youbet.com's business and prospects.

         Youbet.com believes that its activities are in compliance with all applicable gaming laws and regulations as currently applied. Youbet.com has been advised by counsel that a reasonable conclusion can be drawn that Youbet.com's activities do not violate the gaming laws of the United States or the 40 states (plus the District of Columbia) in which it operates. However, because there is little clear statutory and case law authority, this conclusion is not free from doubt. While it is possible to compare Youbet.com's activities to applicable statutes, the wording of many such statutes is ambiguous. Furthermore, there is little case law to rely upon for interpretation of these ambiguities. Thus, it is possible that Youbet.com may be alleged to be in violation of an applicable statute based on an interpretation of the statute which differs from Youbet.com's and its counsel's or based on a future change of law or interpretation or enforcement policy. Such allegations could result in either civil or criminal proceedings brought by governmental or private litigants. As a result of such proceedings, Youbet.com could incur substantial litigation expense, fines, diversion of the attention of key Youbet.com employees, and injunctions or other prohibitions preventing Youbet.com from engaging in various anticipated business activities. Also, if it were finally determined that Youbet.com did violate applicable law, then civil damages or criminal penalties could be imposed and Youbet.com might be barred from pursuing that activity. Such an outcome would have a material adverse effect on Youbet.com.

INCREASED GOVERNMENT REGULATION OF INTERNET COMMERCE AND GAMING MAY ADVERSELY AFFECT YOUBET.COM

         Various state legislatures, Congress, and federal and state executive authorities have proposed laws and regulations directly applicable to online and Internet gaming which could have a material adverse effect on Youbet.com. Most prominently, in 1998, a bill sponsored by U.S. Senator Jon Kyl of Arizona and adopted by a wide margin in the Senate (but ultimately not enacted) would have prohibited online and Internet gaming, with specified exceptions, including exceptions for certain horse race wagering and certain "closed-loop" online systems. However, the latter exceptions were narrow and this 1998 bill, had it been enacted, would have had a material adverse effect on Youbet.com's business. Other online and Internet gaming bills have been considered in recent years in both the Senate and the House of Representatives. Senator Kyl has reintroduced a new version of his Internet Gambling Prohibition Act of 1999. This 1999 Kyl bill (S. 692) contains more broadly drafted exceptions than the 1998 Kyl bill and, if it were enacted in the form in which it was introduced on March 23, 1999 or in the form approved by the Senate Judiciary Committee on June 17, 1999, Youbet.com does not believe that the bill would have a material adverse effect on Youbet.com's business. However, a proposal such as the 1998 Kyl bill could emerge again in Congress; many states have considered and are considering interactive and Internet gaming legislation and regulations which may or may not be worded so as to permit Youbet.com's business to continue in such states; and anti-gaming conclusions and recommendations of the National Gambling Impact Study Commission or other governmental or quasi-governmental bodies could form the basis for new laws, regulations, or enforcement policies that could have a material adverse effect on Youbet.com's business.

TAXES ON WAGERS MAY BE IMPOSED

         If one or more governmental authorities successfully asserts that Youbet.com should collect taxes on wagers it could adversely affect Youbet.com's business. Youbet.com does not currently collect taxes for wagers, as all wagering transactions by Youbet.com subscribers are currently processed by Ladbroke at its facility in Pennsylvania. Ladbroke pays all applicable taxes to the State of Pennsylvania. However, one or more local, state or foreign jurisdictions may seek to tax online and Internet wagering when a subscriber is physically within their jurisdiction at the time the wager is placed. Such taxes if imposed might have a materially adverse effect on Youbet.com's business.

                    RISKS RELATED TO YOUBET.COM'S OPERATIONS

YOUBET.COM HAS A LIMITED OPERATING HISTORY

         Youbet.com's limited operating experience may not form a sufficient basis on which to predict future results. Youbet.com commenced development in 1995 of PC-based proprietary communications software for online entertainment. Its first service, the You Bet Network, has only recently been introduced and it is a new business in a rapidly changing field.

YOUBET.COM HAS A HISTORY OF LOSSES AND ANTICIPATES FUTURE LOSSES

         Youbet.com has experienced significant losses since its inception and has financed its operations from the sale of its securities and short-term debt. Youbet.com incurred net losses of approximately $13.9 million and $6.5 million for the fiscal year ended December 31, 1998 and the six months ended June 30, 1999, respectively. Youbet.com expects operating losses and negative cash flow to continue at least through 1999 and possibly later. These losses are expected to increase as Youbet.com increases its levels of spending to implement its business plan and it is possible that such increases in spending may not generate sufficient increases in revenue to permit profitable operations.

YOUBET.COM'S FUTURE OPERATING RESULTS ARE UNPREDICTABLE

         Due to Youbet.com's short operating history, results are unpredictable and may vary on a quarterly basis as a result of a variety of factors. Many of these factors are outside of Youbet.com's control. These factors include:

         - Youbet.com may not be able to attract and retain subscribers to the You Bet Network;

         - Youbet.com may not be successful in maintaining good relations with horse tracks and other content and information suppliers;

         - The introduction of competing wagering services from interactive gaming or leisure companies may have an adverse effect on Youbet.com's business;

         - Youbet.com may not succeed in its brand-building and marketing campaigns;

         - Price competition from competing services may become more intense;

         - The level of use of online and Internet interactive services, both domestically and internationally, may not grow as expected;

         - There may be a lack of consumer confidence in and acceptance of online and interactive services for leisure and wagering;

         - Youbet.com may not experience the expected increases in volume, size, timing and completion rates for wagers transmitted through the You Bet Network;

         - There may be technical difficulties or lengthy interruptions in the You Bet Network;

         - Youbet.com may not be able to adequately update and upgrade the You Bet Network with technological innovations and infrastructure to accommodate growth;

         - Federal or local governmental controls and regulation may change and become less favorable; and

         - General economic conditions and economic conditions specific to online and Internet interactive activity may be depressed.

YOUBET.COM MAY NEED ADDITIONAL CAPITAL

         Youbet.com intends to establish Youbet.com as a brand name by significantly increasing expenditures on marketing, advertising and product development both domestically and internationally. To the extent that such increases in expenditures are not followed by increases in revenues, Youbet.com will be adversely affected financially. In the event additional capital is required to fund operating losses or other capital needs, Youbet.com may not be able to obtain such capital or such capital may be available on terms which are unfavorable to Youbet.com or its stockholders.

YOUBET.COM FACES STRONG COMPETITION FROM THE TELEVISION GAMES NETWORK AND OTHERS

         Youbet.com expects that competition from an interactive cable channel known as the "Television Games Network" and others will become more intense and that new companies will enter the market. The Television Games Network is owned by TV Guide, Inc. and has access to substantial resources.

         The Television Games Network has announced that it has launched a cable TV product on a C-band cable network. The Television Games Network allows for phone wagering in three states and has announced plans for a PC based product late in 1999. The Television Games Network has also formed exclusive relationships with a number of major United States horse tracks. Further expansion of the Television Games Network's product and expansion of exclusive relationships may make it difficult for Youbet.com to grow its subscriber base and to obtain quality racing content to supply the You Bet Network. Additionally, if exclusive relationships account for a significant number of horse tracks, the Television Games Network may be able to secure additional horse tracks at more favorable terms than Youbet.com.

         Worldwide, numerous Internet and other interactive ventures have been announced. Youbet.com expects to compete with these entities, as well as other established companies which may enter the interactive, pari-mutuel gaming market. Many of Youbet.com's other current and potential competitors have far greater resources than Youbet.com.

YOUBET.COM CURRENTLY RELIES HEAVILY ON ITS RELATIONSHIP WITH LADBROKE

         Youbet.com expects to obtain a majority of its future revenues from fees derived as a percentage of Ladbroke's net commissions on amounts wagered through the You Bet Network. Accordingly, Youbet.com is highly dependent on maintaining its online connection with Ladbroke's wagering system. Any system interruption or malfunction at Ladbroke which inhibits its ability to process wagers from the You Bet Network may adversely affect Youbet.com's business. Additionally, Ladbroke's termination of its agreement with Youbet.com, whether due to an intentional breach or due to Ladbroke's inability to comply with its terms, would also adversely affect Youbet.com's business.

CREDIT CARD COMPANIES MAY REFUSE TO PROCESS YOUBET.COM ACCOUNTS OR WAGERING ACCOUNTS

         Due to perceived legal uncertainty surrounding online live event wagering, credit card companies may as a policy refuse to process wagering account transactions for Ladbroke or any other account wagering entities with whom Youbet.com has a relationship. Additionally, although Youbet.com does not actually accept or place any wagers, credit card companies may also be hesitant to process fees and online transactions by Youbet.com subscribers for the You Bet Network and other handicapping products. This would limit the methods of payment available to Youbet.com subscribers, lowering the convenience of the You Bet Network and may make competitive services more attractive. This may adversely affect Youbet.com's business and its relationship with account wagering entities.

YOUBET.COM RELIES ON CONTENT PROVIDERS

         Youbet.com is largely dependent upon negotiating and maintaining agreements with third party information providers and horse tracks for much of the audio, video and other content presented on the You Bet Network. Youbet.com does not have exclusive relationships with any content providers. Youbet.com and Ladbroke may not be able to negotiate or renew acceptable agreements with such third parties on a timely basis or under acceptable terms and conditions.

         As of the date of this prospectus, Youbet.com and Ladbroke have agreements which allow a subscriber to obtain simulcast audio and video signals from 31 horse tracks. These horse tracks may terminate the agreements. Youbet.com strives to improve its content and may not be able to obtain such agreements for such additional content from other providers or may lose providers, especially in light of the efforts of competitors, such as the Television Games Network, to enter into exclusive contracts with such providers.

YOUBET.COM MAY HAVE DIFFICULTY MAINTAINING ITS TECHNOLOGICAL POSITION

         Youbet.com's performance depends on its ability to develop, license or acquire new technologies to enhance its existing services in a time effective manner. Youbet.com may not be able to maintain its competitive technological position against current and potential competitors, especially those with greater financial resources. Youbet.com relies on its software technology to give it a competitive advantage. This software operates the You Bet Network and runs on subscribers' PCs. Although Youbet.com is exploring the possibility of additional intellectual property protection, its software is not currently protected by patents or copyrights. Youbet.com's main technological advantage versus potential competitors is its software lead-time in the market and Youbet.com's experience in operating a wagering network. Therefore, if competitors introduce new products and services which are based on the You Bet Network, Youbet.com may have little recourse and its business could be adversely affected.

INTERNATIONAL EXPANSION EFFORTS MAY NOT SUCCEED

         Youbet.com is exploring international relationships and joint ventures to facilitate the international deployment of sports wagering networks similar to the United States launch of the You Bet Network. However, there are many risks in doing business on an international basis, including:

         - Potential online live wagering networks, offered by competitors with greater resources;

         - Satisfying different and possibly conflicting regulatory requirements;

         -        Foreign currency exchange rate fluctuations;

         -        Legal uncertainty regarding liability;

         -        Tariffs, and other trade barriers;

         -        Difficulties in staffing and managing foreign operations;

         - Longer payment cycles and problems in collecting account receivables;

         -        Different accounting practices;

         -        Political instability;

         -        Seasonal reductions in business activity; and

         -        Potentially adverse tax consequences.

Any of these risks could affect the success of Youbet.com's international expansion. Also, Youbet.com may not be able to successfully establish itself internationally.

SYSTEM DAMAGE OR FAILURE MAY ADVERSELY AFFECT YOUBET.COM

         Youbet.com's systems are vulnerable to damage from earthquake, fire, floods, power loss, telecommunications failures, break-ins and other unforseen events. Youbet.com's business is dependent upon its communications hardware and computer hardware, substantially all of which are located at a leased facility in Los Angeles, California. Youbet.com has built in certain redundancies in its systems in case of a system failure or damage, but does not have duplicate geographic locations for its site of operations. A substantial interruption in its systems would adversely affect Youbet.com's business.

         Youbet.com has property and business interruption insurance covering damage or interruption of Youbet.com's systems. However, this insurance may not compensate Youbet.com for all losses that may occur.

YOUBET.COM IS SUBJECT TO ONLINE SECURITY RISKS

         If Youbet.com's systems and controls are unable to handle online security risks, its business will be adversely affected. Youbet.com uses packet filters, fire walls, and proxy servers which are all designed to control and filter the data allowed to enter Youbet.com's data center. However, advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may make it easier for someone to compromise or breach the technology used by Youbet.com to protect subscribers' transaction data. If such a breach of security were to occur, it could cause interruptions in service and loss of data or cessation in service to subscribers of Youbet.com. This may also allow someone to introduce a "virus," or other harmful component to the You Bet Network causing an interruption or malfunction.

         To the extent that activities of Youbet.com involve the storage and transmission of information such as credit card numbers, security breaches could damage Youbet.com's reputation and expose Youbet.com to a risk of loss or litigation and possible liability. Youbet.com's insurance policies may not be adequate to reimburse Youbet.com for losses caused by such security breaches.

YOUBET.COM DEPENDS ON THE COMMUNICATIONS INFRASTRUCTURE OF THE INTERNET FOR TRANSMITTING WAGERING INFORMATION

         Youbet.com utilizes electronic communications and the Internet infrastructure to send and receive information to and from subscribers, Ladbroke and other suppliers. Youbet.com's future success will depend, in significant part, upon the maintenance and growth of this infrastructure and any failure or interruption may have a material adverse effect on Youbet.com's business. This infrastructure is necessary to economically transmit the large amounts of audio and video data which comprise a broadcast of a horse track racing event. To the extent that this infrastructure continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements of users, Youbet.com cannot be certain that this infrastructure will be able to support the demands placed on it or that the performance or reliability of this infrastructure will not be adversely affected.

         Outages and delays in sending or receiving data as a result of damage to portions of this infrastructure could also affect Youbet.com's subscribers ability to transmit wagering information or Ladbroke's ability to process such information. This will also have an adverse effect on Youbet.com's business.

YOUBET.COM MAY FACE LIABILITY FOR CONTENT AND INFORMATION TRANSMITTED ON THE YOU BET NETWORK

         Youbet.com may face potential direct and indirect liability for negligence, copyright, patent or trademark infringement, and other claims based upon the content and data which Youbet.com makes available or sells to subscribers. If Youbet.com were to be found liable, it would have an adverse effect on Youbet.com's business. For example, by distributing an incorrect past performance report, a subscriber may claim he relied on such information and suffered a monetary loss. Computer failures may also result in incorrect data being distributed. In these and other instances, Youbet.com may be required to engage in long and expensive litigation, which could have the effect of diverting management's attention and require the expenditure of significant sums of money. Youbet.com's liability insurance may not cover all of these claims or may not be adequate to protect against all liability that may be imposed. Any such claims or resulting litigation could have a material adverse effect on Youbet.com's business.

YOUBET.COM MAY EXPERIENCE PROBLEMS WITH RAPID GROWTH

         In order to grow the You Bet Network, Youbet.com will be required to improve existing transaction processing and operational systems and to train and grow its number of employees. Youbet.com's current and planned management systems and controls may not be adequate to support such growth. Additionally, Youbet.com's management may not succeed in expanding and exploiting existing and potential strategic relationships and market opportunities. The failure of Youbet.com to expand effectively could have a material adverse effect on Youbet.com's business, results of operations and financial condition.

YEAR 2000 RISKS MAY ADVERSELY AFFECT YOUBET.COM

         System failure or miscalculations resulting from the year 2000 risk could disrupt Youbet.com's operations, resulting in, among other things, a temporary inability to process transactions, send wagering confirmations or engage in similar normal business activities. The year 2000 risk is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000.

         Based on an internal assessment, Youbet.com believes that its software programs, both those developed internally and purchased from outside vendors, are already year 2000 compliant or will be by December 31, 1999. However, any failure of Youbet.com's software to properly process dates for the year 2000 could require Youbet.com to incur unanticipated expenses. This could have an adverse effect on Youbet.com's business. Also, Youbet.com may suffer a system failure if any third party supplier of content or software, such as Ladbroke, is not fully year 2000 compliant.

YOUBET.COM DEPENDS ON KEY PERSONNEL

         Youbet.com depends on the services of its senior management, which if not available might have a material adverse effect on Youbet.com. While certain members of senior management are parties to employment or services agreements with Youbet.com, none of these agreements are long-term, and none prohibit an employee from terminating such an agreement. Additionally, Youbet.com has not yet filled certain key positions in its management team, which management believes are crucial to Youbet.com's development. Youbet.com's future success depends on its ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, marketing and customer service personnel. Competition for such personnel is intense and Youbet.com may not be able to retain and attract such employees. Also, at the present time Youbet.com does not carry any key personnel life insurance.

                          RISKS RELATED TO THE OFFERING

YOUBET.COM HAS A SIGNIFICANT AMOUNT OF DEBT

         Youbet.com has a significant amount of debt outstanding consisting primarily of $45.5 million principal amount of 11% Senior Convertible Discount Notes and has approximately $37.7 million of stockholders' equity as of June 30, 1999. The degree to which Youbet.com is leveraged could have important consequences to the stockholders, including the following:

         - Youbet.com's ability to obtain additional financings for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

         - Commencing in October 2001, Youbet.com must pay interest on its notes leaving less funds for other purposes;

         - Youbet.com may be at a competitive disadvantage to its less leveraged competitors; and

         - Youbet.com may be more vulnerable to a downturn in general economic conditions.

If Youbet.com were to be in default under the notes for any reason, there can be no assurance that any assets will remain for Youbet.com's stockholders after payment of amounts owed to the noteholders.

WARRANTHOLDERS MAY ASSERT CLAIMS REGARDING THEIR REGISTRATION RIGHTS



         Certain of the warrantholders have or may have registration rights with respect to their warrants and/or shares of common stock underlying such warrants and may assert claims against Youbet.com in connection with such rights. Specifically, on June 4, 1999 a holder of 400,000 warrants filed a complaint against Youbet.com alleging Youbet.com breached its obligation to register the 400,000 shares underlying such warrants. Youbet.com filed its answer on July 15, 1999. On August 19, 1999 this warrantholder filed a motion for summary judgment. The court has not set a briefing or hearing date for this motion. As the litigation is in its initial stage, Youbet.com cannot predict its outcome, although if the claim is determined adversely to Youbet.com it could have a material adverse effect on Youbet.com. Additionally, on August 12, 1999 a holder of 15,000 warrants gave notice to Youbet.com of his intent to pursue a claim alleging Youbet.com's breach of its obligation to register the 15,000 shares underlying such warrants. As no claim has been filed, Youbet.com cannot predict the outcome of such a claim.



YOUBET.COM'S OFFICERS AND DIRECTORS EXERCISE VOTING CONTROL OVER YOUBET.COM

         In June, 1998 the Robert M. Fell Living Trust, David Marshall, Russell Fine and other stockholders, entered into a stockholders agreement, whereby they collectively exercise voting control over Youbet.com in the election of directors. Under the agreement, the parties agreed to vote all shares of Youbet.com's Series A Convertible Preferred Stock (which has since been converted to common stock as of June 18, 1999) and common stock owned by them for the election to the board of directors of four persons designated by Mr. Fell and three persons designated by Messrs. Marshall and Fine. As a result of the ability to designate four directors as provided in the stockholders agreement, Robert M. Fell may be deemed to control Youbet.com. This stockholders agreement terminates in June, 2000. As of the date of this prospectus, the officers and directors of Youbet.com as a group control, either directly or by reason of the stockholders agreement, approximately 22.6% of the voting power of Youbet.com.

YOUBET.COM DOES NOT INTEND TO PAY DIVIDENDS

         Youbet.com does not anticipate paying any cash dividends on its common stock to its stockholders for the foreseeable future. Youbet.com intends to retain future earnings, if any, for use in the operation and expansion of its business. In addition, the 11% Senior Convertible Discount Notes contain, and it is probable that any debt financing agreements entered into by Youbet.com in the future will contain, restrictions on Youbet.com's ability to declare dividends.

YOUBET.COM'S COMMON STOCK MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS

         The stock markets in general, the Nasdaq National Market and the market for Internet/online companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect valuations substantially above historical levels. These trading prices and valuations may not be sustainable. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Such litigation, if instituted against Youbet.com, could result in substantial costs which would have a material adverse effect on Youbet.com's business.

SHARES ELIGIBLE FOR FUTURE SALE MAY NEGATIVELY AFFECT TRADING PRICE

         Sales of Youbet.com's common stock in the public market (including on the exercise of stock options and warrants), may negatively affect the market price of the common stock. This could also lessen Youbet.com's ability to sell equity or equity related securities at a future time.


         As of August 31, 1999, Youbet.com has outstanding 19,121,288 shares of common stock. Of these shares of common stock, approximately 1,125,000 restricted shares of common stock will become eligible for sale in the public markets under Rule 144 within the next six months. Youbet.com's officers and directors have agreed until January 10, 2000 not to offer to sell, contract to sell, or to otherwise dispose of any shares of common stock, options or warrants to purchase such shares owned as of June 14, 1999, the effective date of Youbet.com's underwritten public offering, without the prior written consent of the underwriters of such offering. Additionally, none of the selling stockholders may sell shares registered pursuant to this prospectus until December 11, 1999 without the prior written consent of the underwriters. After such lock-up periods have expired, such shares may be sold in the public market.

         Warrantholders representing 4,519,140 shares of common stock are subject to a letter agreement dated March 11, 1999 with Youbet.com. Pursuant to the letter agreement, such warrantholders previously sold 654,275 shares underlying warrants in the June 14, 1999 underwritten offering. Youbet.com has agreed with the warrantholders who were parties to the letter agreement to register the shares underlying such warrants not sold in the June 14, 1999 offering by no later than June 18, 2000. Such shares may be sold when registered provided the warrantholders limit their sales during any three month period to 25% of the shares of common stock underlying such remaining warrants.

         As of August 31, 1999, Youbet.com also has outstanding 2,426,146 stock options granted pursuant to Youbet.com's stock option plans. Youbet.com intends to register the common stock underlying such plans.



         Delaware law provisions which are not opted out of by Youbet.com's Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire Youbet.com, even if doing so would be beneficial to Youbet.com's stockholders. Additionally, Youbet.com's Certificate of Incorporation authorizes the board of directors to issue up to 1,000,000 shares of preferred stock, in one or more series and permits the board of directors to fix the rights, preferences, powers and designations of such series without a stockholders vote. Depending on the terms of any such series, such preferred stock may discourage attempts to acquire Youbet.com.

         The holders of the 11% Senior Convertible Discount Notes may call the notes due and payable upon a "change in control" of Youbet.com. "Change in control" includes a sale of substantially all of Youbet.com's assets, an acquisition of 20% or more of the voting power of Youbet.com by a "group" of affiliated persons within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended, the acquisition by Youbet.com of more than 30% of its capital stock outstanding immediately prior to such acquisition, the payment of a dividend or other distribution to Youbet.com's stockholders in an amount that is 30% or more of the fair market value of Youbet.com's outstanding capital stock immediately prior to such distribution or dividend, or the acquisition by a person or affiliated group of the power to elect or appoint the majority of Youbet.com's board of directors.


                                 USE OF PROCEEDS

         The shares of common stock being offered are solely for the accounts of the selling stockholders. Youbet.com will not receive any proceeds from the sale of the common stock. However, to the extent selling stockholders convert their 11% Senior Convertible Discount Notes to common stock or exercise stock purchase warrants, Youbet.com will be released from obligations under such notes or may receive proceeds from the exercise of warrants, except in such cases where the warrants have "cashless" exercise features and such features are invoked.


                              SELLING STOCKHOLDERS

         Youbet.com issued the 11% Senior Convertible Discount Notes on April 5, 1999 pursuant to a series of Note Purchase Agreements. These agreements require Youbet.com to file a registration statement covering the common stock issuable upon conversion of such notes. This prospectus is a part of such registration statement.



         Additionally, the holders of 3,284,179 shares of common stock (including 1,479,729 shares issuable on exercise of stock purchase warrants) are registering such shares for resale under this prospectus.




         The table in Appendix I hereto, sets forth information about the selling stockholders and the number of shares of common stock beneficially owned by them including upon conversion of the 11% Senior Convertible Discount Notes or exercise of the warrants. Except as disclosed in this prospectus, none of the selling stockholders, has, or within the past three years has had, any position, office or other material relationship with Youbet.com or any of its predecessors. The selling stockholders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their 11% Senior Convertible Discount Notes, warrants and common stock since the date on which the information in the table is presented, therefore affecting the number of shares offered by them. Information about the selling stockholders may change over time. Youbet.com cannot estimate the amount of common stock that will be held by the selling stockholders upon the termination of the offering since it is possible that selling shareholders may not sell such shares or may acquire or dispose of shares of common stock not included in this registration statement. See "Plan of Distribution."



         Youbet.com prepared the table in Appendix I based on the information supplied to Youbet.com by the selling stockholders named in the table.


                              PLAN OF DISTRIBUTION


         Youbet.com is registering 7,834,179 shares of common stock on behalf of the selling stockholders. Youbet.com has agreed to maintain the effectiveness of this prospectus for the amount of time required pursuant to the terms of the Note Purchase Agreements dated April 5, 1999, the Registration Rights Agreement entered into in connection with Youbet.com's sale of series A preferred stock, dated June 29, 1998 and the various warrants whose underlying shares are being registered hereunder.


         None of the selling stockholders may sell shares of common stock registered hereunder prior to December 11, 1999, unless they receive written consent from the underwriters of Youbet.com's underwritten public offering completed on June 18, 1999. The selling stockholders may sell the shares of common stock covered by this prospectus from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may offer their shares for sale in one or more of the following types of transactions:

         -        on the Nasdaq National Market;

         - through the facilities of any national securities exchange or U.S. automated inter-dealer quotation system of a registered national securities association on which any of the shares of common stock are then listed, admitted to unlisted trading privileges or included for quotation; and

         - through negotiated transactions, block transactions, special offerings, exchange distributions and/or secondary distributions, in settlement of short sales of common stock; or

         -        through a combination of such methods of sale.

         The selling stockholders also may sell all or a portion of the shares covered by this prospectus in open market transactions in reliance on Rule 144 under the Securities Act, provided that the selling stockholders meet the criteria and conform to the requirements of such rule.

         The selling stockholders may from time to time pledge the common stock owned by them to secure margin or other loans made to one or more of the selling stockholders. Thus, the person or entity receiving the pledge of any of the shares of common stock may sell them, in a foreclosure sale or otherwise, in the same manner as described above for a selling stockholder.

         Youbet.com has not been advised of any selling arrangement at the date of this prospectus between any selling stockholder and any broker-dealer or agent. Youbet.com will not receive any of the proceeds from the sale of the shares by the selling stockholders. However, to the extent selling stockholders convert their 11% Senior Convertible Discount Notes to common stock or exercise warrants, Youbet.com will be released from obligations under such Notes or may receive proceeds from the exercise of the warrants, except in such cases where the warrants have "cashless" exercise features and such features are invoked.

         The selling stockholders and any dealer acting in connection with the offering or any broker executing a sell order on behalf of a selling stockholder may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any profit on the sale of shares by a selling stockholder and any commissions or discounts received by any the broker or dealer may be deemed to be underwriting compensation under the Securities Act. In addition, the broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or though the broker or dealer.

         Under the Note Purchase Agreements dated April 5, 1999, Youbet.com agreed, among other things, to use its best efforts to have the registration statement declared effective by the Securities and Exchange Commission and maintain the effectiveness of the registration statement through and until the date which is the earliest of the date on which all shares of common stock underlying the 11% Senior Convertible Discount Notes are sold via the registration statement, or are freely saleable for all selling stockholders without limits as to volume or otherwise under Rule 144(k) of the Securities Act, or April 5, 2004. Such date will be extended 1.5 days for each day after the effectiveness of the registration statement on which any selling stockholder is unable to sell registrable shares because of any suspension, delisting, blackout or other similar event, provided that after April 5, 2004, such effective date need only be extended for shares of common stock which are not freely tradable under Rule 144(k).

         Under the Registration Rights Agreement dated June 29, 1998, Youbet.com granted piggy-back registration rights to certain holders of common stock (including holders of Series A Convertible Preferred Stock which has since been converted to common stock) and agreed, among other things, to use its best efforts to have the registration statement declared effective by the Securities and Exchange Commission and maintain the effectiveness of the registration statement through the period of distribution. Youbet.com also agreed to file the reports required to be field by Youbet.com under the Securities Act and the Exchange Act in a timely manner and to take such further action as any holder of securities covered by the registration rights agreements reasonably requests to enable the holder to sell his securities without registration, including making publicly available the information necessary to permit sales of the securities pursuant to Rules 144 under the Securities Act.

         The registration statement also registers shares of common stock underlying certain stock purchase warrants issued by Youbet.com. The holders of such warrants were granted certain registration rights in connection with the issuance of such warrants.

         Youbet.com is bearing all fees and expenses incurred in connection with the registration of the shares of common stock which may be sold under the prospectus other than attorneys' fees incurred by selling stockholders registering shares pursuant to the Registration Rights Agreement and the various warrants.

         Youbet.com has agreed to indemnify certain of the selling stockholders against certain liabilities which may arise in connection with this offering and such selling stockholders have severally and not jointly agreed to indemnify Youbet.com against certain other liabilities which may arise in connection with this offering.

                                  LEGAL MATTERS


The validity of the common stock offered hereby will be passed upon for Youbet.com by Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. As of the date of this prospectus, Gary N. Jacobs, a senior partner of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP who serves as Youbet.com's Secretary, beneficially owns 46,767 shares of common stock, including shares which may be acquired pursuant to stock options exercisable within 60 days from August 31, 1999. Another attorney having an "of counsel" relationship with Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP owns 20,000 shares of common stock.



                                     EXPERTS

         The financial statements of Youbet.com Inc. as of December 31, 1998 and 1997 and for each of the years in the two year period ended December 31, 1998 on Form 10-KSB are incorporated by reference in this Prospectus and have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                                 INDEMNIFICATION

         Section 145 of the General Corporation Law of the State of Delaware provides that a corporation shall have the power, and in some cases is required, to indemnify an agent, including an officer or director, who was or is a party or is threatened to be made a party to any proceedings, against certain expenses, judgments, fines, settlements and other amounts under certain circumstances. Youbet.com's Bylaws provide that (1) Youbet.com is required to indemnify its directors and officers to the maximum extent permitted by the Delaware General Corporate Law, subject to certain very limited exceptions, (2) Youbet.com may indemnify its other employees and agents to the maximum extent permitted by the Delaware General Corporate Law, (3) Youbet.com is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding, subject to certain very limited exceptions and (4) the rights conferred in the Bylaws are not exclusive. Youbet.com also maintains insurance covering certain liabilities of the directors and officers of the small business issuer and its subsidiaries.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Youbet.com pursuant to the foregoing provisions, or otherwise, Youbet.com has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows Youbet.com to "incorporate by reference" the information Youbet.com files with it, which means that Youbet.com can disclose important information to prospective investors by referring prospective investors to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that Youbet.com files with the Securities and Exchange Commission will automatically update and supersede this information. Youbet.com incorporates by reference the following:

         -        Form 10-KSB for the year ended December 31, 1998;

         -        Form 10-QSB for the first quarter ended March 31, 1999;

         -        Form 10-QSB for the second quarter ended June 30, 1999;

         -        Forms 8-K filed on January 26, 1999 and June 10, 1999;

         - The description of Youbet.com's common stock contained in the registration statement on Form 8-A filed under Section 12(g) of the Exchange Act on June 10, 1999; and



         - Proxy Statement for the Annual Meeting of Stockholders held on September 23, 1999.



         - Any other filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after December 31 1998 until this offering is terminated.

         Youbet.com will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference, other than exhibits to such documents. Written requests for such copies should be addressed to:
Youbet.com, Inc., 1950 Sawtelle Boulevard, Suite 180, Los Angeles, CA 90025,
Attention: Phillip Hermann. Youbet.com's telephone number is (310) 444-3300.

                              AVAILABLE INFORMATION

         Youbet.com has filed with the Securities and Exchange Commission a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act, with respect to the common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

         Youbet.com is subject to the informational requirements of the Securities Exchange Act of 1934, as amended and in accordance therewith files reports and other information with the commission. The registration statement, including the exhibits and schedules thereto, as well as any other information filed by Youbet.com may be inspected and copied at the public reference rooms maintained by the commission at its principal office located at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office located at Northwest Atrium Center, 500 West

Madison Street, Room 1204, Chicago, Illinois 60661-2511. Please call the commission at 1-800-SEC-0330 for further information on the public reference rooms.

         Electronics filings made by Youbet.com through the commission's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the commission's World Wide Web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding registrants that file electronically with the commission.

                                   APPENDIX I

                              SELLING STOCKHOLDERS


                                                                                                                         MAXIMUM
                                                                         BENEFICIAL OWNERSHIP OF      PERCENTAGE OF      NUMBER
                                                                    COMMON STOCK BEFORE THE OFFERING   COMMON STOCK    OF SHARES OF
                                                                  -----------------------------------  BENEFICIALLY    COMMON STOCK
                                                                     COMMON                            OWNED BEFORE    THAT MAY BE
                          SELLING STOCKHOLDERS                        STOCK     NOTES(1)  WARRANTS    THE OFFERING(2)   OFFERED(3)
- -----------------------------------------------------------------------------------------------------------------------------------
U.S. Bancorp Libra, a Division of U.S. Bancorp Investments, Inc.                138,367     20,000(4)         *           181,000
Orna Wolens & Keenan Wolens As Successor Co-Trustees
   FBO Ravich Children Permanent Trust Dated May 11, 1995                        53,714                       *            62,500
Rand Ravich                                                                       8,594                       *            10,000
Andrew Africk                                                        22,107      12,891      7,053            *            22,053
Value Partners, Ltd.                                                            429,712                     2.20%         500,000
Robert Scott Fritz                                                               10,743                       *            12,500
JMG Convertible Investments, L.P.                                                36,096                       *            42,000
Triton Capital Investments Ltd.                                                  36,096                       *            42,000
Ravich Revocable Trust of 1989                                       62,000     257,827     10,000(5)       1.70%         310,000
Charles A. Yamarone                                                   1,000       4,297      1,250(5)         *             6,250
Robert G. Morrish                                                                 4,297      3,750(5)         *             8,750
Upchurch Living Trust U/A/D 12/14/90                                             12,891      5,000(5)         *            20,000
Gregory Bousquette                                                                4,297                       *             5,000
Ravich Family Foundation                                                         21,486                       *            25,000
Everest Capital Master Fund, L.P.                                   161,000   1,246,164                     6.91%       1,450,000
Quantum Emerging Growth Partners, C.V.                               47,000     687,539                     3.71%         800,000
Continental Casualty Company                                                    429,712                     2.20%         500,000
Dickstein & Co.,  L.P.                                                          197,667                     1.02%         230,000
Dickstein International Limited                                                  42,971                       *            50,000
Dickstein Focus Fund, L.P.                                                       17,188                       *            20,000
Robert Okun                                                                                  5,000(5)         *             5,000
Jeffrey Benjamin                                                                             5,000(5)         *             5,000
TCW Shared Opportunity Fund II, L.P.                                             85,942                       *           100,000
TCW Leveraged Income Trust, L.P.                                                 85,942                       *           100,000
TCW Leveraged Income Trust II, L.P.                                              85,942                       *           100,000
Robert M. Fell Trustee FBO Robert M. Fell Living Trust(6)           204,450              1,200,000          6.91%       1,404,450
David M. Marshall, Inc.(7)                                        2,042,737                 40,342         10.87%          20,171
Russell M. Fine(8)                                                1,928,549                 55,878         10.35%          27,939
Banque Multi Commerciale "Clients Account"                          100,000                                   *           100,000
Thomas J. Volpe Trustee The Interpublic Group of Companies, Inc.
   Benefit Protection Trust                                         360,000                                 1.88%         360,000
Barry R. Devorzon                                                   100,000                                   *           100,000
Howard Arvey, Trustee of the Howard Arvey Trust dated 11/26/79       35,000                                   *            35,000
Sanford R. Climan                                                    17,500                                   *            17,500
Sanford R. Climan C/F Joseph Todd Climan UTMA CA                      4,000                                   *             4,000
Sanford R. Climan C/F Matthew David Climan UTMA CA                    4,000                                   *             4,000
A. Sheikh                                                            20,000                                   *            20,000
Rameshchandra M. Patel                                               60,000                                   *            60,000
Leonard R. Meyers                                                     4,400                                   *             4,000
Edward Duke Vincent Trustee FBO Edward Duke Vincent Trust            40,000                                   *            40,000
Ed Lieberman                                                          2,000                                   *             2,000
Ira Brodsky                                                           4,000                                   *             4,000
Melvin Simon                                                        100,000                                   *           100,000
Steve and Charlene Ustin                                             79,667                 44,333            *            20,000
Edwin L. Fields                                                       9,500                                   *             9,500
Monte M. Lemann                                                      10,000                                   *            10,000
John Landsberger                                                     20,000                                   *            20,000
John Landsberger Trustee FBO Landsberger Family Trust                20,000                                   *            20,000
Establissement Finital                                              278,000                100,000          1.97%         200,000
Paul C. Rivello                                                      50,000                                   *            50,000
Robert & Ellen Deutschman                                            13,261                 17,667            *            17,667
Deutschman Family Trust                                              10,000                 20,000            *            30,000
Excalibur Investment Limited                                         38,833                 70,667            *            30,667
Henry Wilf                                                           20,000                                   *            20,000
Colin McHugo                                                          5,800                  5,000            *             5,000
Nicholas M. Strelchuk                                                10,000                                   *            10,000
Mainstreet Limited                                                   70,000                                   *            70,000
Park Ave Securites                                                   20,000                                   *            20,000
United Estates Limited                                              120,000                                   *           120,000
Merrill Lynch Trust Company of New York Trustee FBO Autotote
   Corporation Key Executives                                       100,000                                   *           100,000
Summerdene Corporation                                               50,000                                   *            50,000
Daniel Fegan                                                                                15,900            *             6,900
Timothy Douglas Quartly-Watson                                                               5,000            *             5,000
Cowen & Company (Custodian for Edward Gerald Ruhland IRA)            20,000                 20,000            *            10,000
Edward Gerald Ruhland                                                 7,500                 30,000            *             5,000
Lorne A. Goldberg                                                                           91,999            *            61,332
Elizabeth Edlich                                                                            19,499            *            13,000
The Gary and Robin Jacobs Family Trust dated 5/25/96(9)              20,000                                   *            20,000
                                                                  ----------------------------------------------------------------
TOTAL                                                             6,292,304   3,910,377  1,793,338         48.32%       7,834,179
                                                                  ----------------------------------------------------------------
                                                                  ----------------------------------------------------------------




*  Less than 1.0%

(1) Calculated using shares of common stock beneficially owned as of August 31, 1999 and such shares beneficially owned upon conversion of the 11% Senior Convertible Discount Notes or exercise of warrants within 60 days of August 31, 1999. Beneficial ownership includes $691,873 of estimated interest for the period from August 31, 1999 to October 31, 1999, which is convertible into 69,187 shares of common stock.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 19,121,288 shares of common stock outstanding as of August 31, 1999. In calculating this amount, Youbet.com treated as outstanding the number of shares of common stock and the number of shares issuable upon conversion or exercise of that particular selling stockholder's 11% Senior Convertible Discount Notes and warrants. However, Youbet.com did not assume the conversion or exercise of any other selling stockholder's 11% Senior Convertible Discount Notes and/or warrants.

(3) Assumes conversion of all selling stockholder's 11% Senior Convertible Discount Notes at a conversion price of $10 per share of common stock as of April 5, 2001.

(4) U.S. Bancorp Libra, a division of U.S. Bancorp Investments, Inc. acted as placement agent in the issuance by Youbet.com of the 11% Senior Convertible Discount Notes on April 5, 1999. Warrants exercisable into an aggregate of 50,000 shares of common stock were issued to U.S. Bancorp Libra for services as placement agent. U.S. Bancorp Libra transferred warrants convertible into an aggregate of 30,000 shares of common stock to certain of its employees or trusts for their benefit.

(5)      Represents warrants transferred by U.S. Bancorp Libra.

(6) Mr. Robert M. Fell is President, Chief Executive Officer and Chairman of the Board of Youbet.com.

(7) Mr. David M. Marshall is Vice-Chairman of the Board of Youbet.com and served as Chief Executive Officer of Youbet.com until June, 1998.

(8) Mr. Russell M. Fine is Executive Vice President, Chief Technology Officer and a Director of Youbet.com.

(9)      Mr. Gary N. Jacobs is Secretary of Youbet.com.

                                     PART II

                     Information Not Required in Prospectus

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


         Securities and Exchange Commission filing Fee............................................................... $15,869.72
         Printing and engraving fees and expenses.................................................................... $   15,000
         Legal fees and expenses..................................................................................... $   50,000
         Accounting fees and expenses................................................................................ $    5,000
                                                                                                                      ----------
                  Total.............................................................................................. $85,869.72
                                                                                                                      ----------
                                                                                                                      ----------

         Youbet.com will bear all the foregoing expenses.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of the State of Delaware provides that a corporation shall have the power, and in some cases is required, to indemnify an agent, including an officer or director, who was or is a party or is threatened to be made a party to any proceedings, against certain expenses, judgments, fines, settlements and other amounts under certain circumstances. Article XI of Youbet.com's Bylaws requires indemnification of Youbet.com's officers and directors to the maximum extent permitted by the Delaware General Corporation Law, and Youbet.com maintains insurance covering certain liabilities of the directors and officers of Youbet.com and its subsidiaries.

ITEM 16.  EXHIBITS


         2.1      Acquisition Agreement between PC Totes, Inc. and Embassy
                  Acquisition, Inc. dated as of December 6, 1995. (Incorporated herein by reference to Youbet.com's Form 10-K for the year ended December 31, 1995.)

        *4.1 Form of Note Purchase Agreement by and among Youbet.com and the Purchasers as defined therein, dated April 5, 1999.

        *4.2 Form of Warrant to purchase Youbet.com common stock, issued in connection with the Note Purchase Agreement dated April 5,
                  1999.

         4.3      Registration Rights Agreement by and among Youbet.com
                  (formerly You Bet International, Inc.) and the other parties listed therein, dated June 29, 1998. (Incorporated herein by reference to Youbet.com's Form 8-K dated June 29, 1998.)

       **4.4      Form of Series A Warrant to purchase Youbet.com common stock.

       **4.5      Form of Series B Warrant to purchase Youbet.com common stock.

       **4.6      Form of Series C Warrant to purchase Youbet.com common stock.

       **4.7      Form of Series D Warrant to purchase Youbet.com common stock.

       **4.8      Form of Series E Warrant to purchase Youbet.com common stock.

       **4.9 Form of Series M Warrant to purchase Youbet.com common stock at $3.125 per share.

       **4.10 Form of Series M Warrant to purchase Youbet.com common stock at $5.25 per share.

         4.11 Warrant to purchase Youbet.com common stock issued to Robert M. Fell, dated June 29, 2998. (Incorporated herein by reference to Youbet.com's Form 8-K dated June 29, 1998.)

       **4.12 Form of warrant to purchase Youbet.com common stock at $2.50 per share, issued to Lorne Goldberg and Elizabeth
                  Edlich dated August 24, 1999.

       **5.1      Opinion of Christensen, Miller, Fink, Jacobs, Glaser, Weil &
                  Shapiro, LLP

      **23.1      Consent of Christensen, Miller, Fink, Jacobs, Glaser, Weil &
                  Shapiro, LLP (included in Exhibit 5.1)

      **23.2      Consent of BDO Seidman, LLP

       *24        Power of Attorney


- -------------


*   Filed Previously
**  Filed Herewith

ITEM 17.  UNDERTAKINGS

         The undersigned small business issuer hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (a) To include any prospectus required by Section 10(a)(3) of the Securities Act

                  (b) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (c) To include any additional or changed material information on the plan of distribution;

         provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is incorporated by reference from periodic reports filed by the issuer under the Exchange Act.

         (2) That, for determining liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

         (3) To remove from registration any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned small business issuer undertakes that it will:

         (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by small business issuer under Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

         (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at the time as the initial BONA FIDE offering of these securities.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the small business issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on September 29, 1999.

                                       YOUBET.COM, INC.



                                       By: /s/ Robert M. Fell
                                          -------------------------------------
                                           Robert M. Fell
                                           Chairman of the Board of Directors,
                                           President and Chief Executive Officer




         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



         Name                    Title                                              Date

/s/ Robert M. Fell               Chairman of the Board of Directors                 September 29, 1999
- ----------------------           President and Chief Executive Officer
Robert M. Fell



*/s/ David M. Marshall           Vice Chairman of the Board                         September 29, 1999
- ----------------------           of Directors
David M. Marshall


*/s/ Russell M. Fine             Executive Vice President                           September 29, 1999
- ----------------------           Chief Technology Officer
Russell M. Fine                  and Director




/s/ Phillip C. Hermann            Executive Vice President                          September 29, 1999
- -----------------------           and Chief Financial Officer
Phillip C. Hermann


*/s/ Caesar P. Kimmel             Director                                          September 29, 1999
- -----------------------
Caesar P. Kimmel


*/s/ Alan W. Landsburg            Director                                          September 29, 1999
- -----------------------
Alan W. Landsburg


                                  Director                                          September __, 1999
- --------------------------
Charles D. Peebler, Jr.


                                  Director                                          September __, 1999
- -----------------------
William H. Roedy




* By  /s/ Phillip C. Hermann
     ---------------------------
          Phillip C. Hermann
          Attorney-in-fact